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                 [Letterhead of Morris, Manning & Martin, LLP]



                                January 26, 2005


VIA EDGAR


Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549


         Re:      Education Realty Trust, Inc.
                  Rule 462(b) Registration Statement on Form S-11


Ladies and Gentlemen:


         On behalf of our client, Education Realty Trust, Inc. (the "Company"), enclosed for filing under Rule 462(b) of the Securities Act of 1933, as amended, is the Company's Registration Statement on Form S-11 (the "Registration Statement"), with exhibits.

         The Registration Statement relates to the offering of 805,000 shares of the Company's common stock, $0.01 par value per share. Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please do not hesitate to contact me at 404/233-7635.


                                    Best regards,


                                    MORRIS, MANNING & MARTIN, LLP


                                    /s/ Rosemarie A. Thurston
                                    Rosemarie A. Thurston


cc:      Owen T. Pinkerton, Esq.
         Neil Miller, Esq.
         John A. Good, Esq.